United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Press Release
Signature Page

Press Release
NOTICE TO SHAREHOLDERS
COMPANHIA VALE DO RIO DOCE (“CVRD” or “The Company”) hereby announces that, under the terms of §1º of Article 256 of Law 6404/76, the ratification of the acquisition of AMCI Holdings Australia (“AMCI”) will be submitted to approval at an Extraordinary General Meeting, to be held on August 30, 2007, the Company’s ordinary shareholders observing the following procedures described below:
Right of withdrawal of CVRD’s ordinary shareholders
The holders of ordinary shares issued by CVRD, who dissent from the approval of the ratification of the acquisition of AMCI, in accordance with §2º of Article 256 of Law 6404/76, will have the right to withdraw from the Company’s capital, with reimbursement of their shares, held up to and including August 1, 2007.
Express declaration of such dissent must be received within a period of 30 (thirty) days, from September 3, 2007, the date of the publication of the minutes of CVRD’s Extraordinary General Meeting to deliberate on the ratification of the acquisition of AMCI Holdings Australia, up to October 2, 2007.
Shareholders whose shares are held in custody by the Brazilian Settlement and Custody Company (“CBLC”), if they wish to, must exercise their right of withdrawal through their custody agents.
Shareholders whose shares are in the custody of Banco Bradesco S.A., the custodian bank of shares issued by CVRD, may exercise their right of withdrawal by visiting any of the branches of this institution, within banking hours, and filling in the form entitled “Exercising of the Right of Withdrawal”, available at these branches, to this end submitting notarised copies of the following documents:
INDIVIDUAL SHAREHOLDERS: CPF, RG, up-to-date proof of residence (maximum 2 months) and banking information for credit.
COMPANIES: CNPJ, Bylaws/Corporate Contract and respective amendments, as well as the documents of partners/legal representatives (act of election, CPF, RG and proof of address) and banking information for credit.
Shareholders who are represented by proxy should, in addition to the documents referred to above, also submit a power of attorney, which must contain the special powers necessary for the proxy to use his name in the exercising of the right of withdrawal and the requesting of the redemption of the shares.
The right of withdrawal may not be exercise partially, and will involve all the ordinary shares held by the dissident shareholder after the stock-split, which is also part of the Order of the Day at the Extraordinary General Meeting, convened on August 30, 2007.
The above-mentioned right of withdrawal will be for the book value of the shares, in accordance with the Quarterly Information published for the second quarter of 2007, published on July 31, 2007, corresponding to R$ 21.97 (twenty one reais and ninety seven centavos), per share in circulation, the shareholders being able to request a special balance assessment from CVRD, under the terms set out in § 2º of Article 45 of Brazilian Corporation Law, for the purposes of calculating the reimbursement amount.
Payment to shareholders who opted to dissent will be carried out based on the data registered with the custodian institutions, from October 16, 2007.
If a special balanced assessment is requested from CVRD, in accordance with Brazilian Corporation Law, the shareholder will immediately receive 80% (eighty percent) of the value of the reimbursement calculated in the balance sheet as of December 31, 2006 (the date of the last balance sheet published by CVRD), the remaining balance, should there be one, being paid by CVRD within a period of 120 (one hundred and twenty) days counting from the date of deliberation at the respective shareholders meeting, observing the terms of §3º of Article 137 of Brazilian Corporation Law.
Rio de Janeiro, August 1, 2007.
Companhia Vale do Rio Doce
Fabio de Oliveira Barbosa
Executive Finance and Investor Relations Director

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 1, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations